
Mail Stop 4720

November 4, 2009

Robert R. Hill, Jr.
President and Chief Executive Officer
SCBT Financial Corporation
520 Gervais Street
Columbia, SC 29201

> **Re: SCBT Financial Corporation**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2009**
> **File No. 001-12669**

Dear Mr. Hill:

We have reviewed your response dated August 14, 2009 and have the following comments. Where indicated, we think you should revise your disclosure in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q for Fiscal Quarter Ended June 30, 2009

Note 3 – Investments, page 7

1.   Consistent with the guidance in paragraphs 10 and 12 of FSP EITF 99-20-1 and 25 and 26 of FSP 115-2, we believe you must look at the specific collateral underlying each individual security to develop the credit deferral assumptions for your estimated cash flows and that simply using the same general deferral assumption for every pooled trust preferred security you hold is not a reasonable methodology consistent with the guidance. Therefore, please revise your OTTI methodology for these securities to use the specific collateral underlying each security as the basis for your credit deferral/default assumptions or provide us with an analysis that supports that the difference in credit loss is not material. In addition, if you intend to change your OTTI methodology going forward, please clearly disclose this policy in future filings.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Babette Cooper, Staff Accountant, at (202) 551-3396 or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant